

For immediate release
INFORMATION OF INTEREST FOR THE MARKET
Compañía Cervecerías Unidas S.A.
December 3, 2008

CCU SUBSCRIBED A VIÑA TARAPACÁ SHARES' ACQUISITION CONTRACT

Today, CCU subscribed a Viña Tarapacá shares' acquisition contract, acquiring 2,700,092 shares of Viña Tarapacá Ex Zavala S.A., which represents 25% of the company's equity. The buy was made to "Terciados y Elaboración de Maderas S.A." ("TEMSA"). The price of the acquisition was US$33,100,000, which was fully paid.
This operation was according to the terms of the merge agreement, which were informed last November 12, 2008.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.